As filed with the Securities and Exchange Commission on August 14, 2012

Securities Act File No. 333-180554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

Thrivent Series Fund, Inc.

(Exact name of registrant as specified in charter)

625 Fourth Avenue South

Minneapolis, Minnesota 55415

(Address of principal executive offices)

(612) 844-5168

(Area Code and Telephone Number)

Rebecca A. Paulzine

625 Fourth Avenue South

Minneapolis, Minnesota 55415

(Name and address of agent for service)

No filing fee is due herewith because of reliance on Section 24(f) of the Investment Company Act, as amended.

Part A-Prospectus/Proxy Statement and Part B-Statement of Additional Information, filed with the Securities and Exchange Commission on April 4, 2012, pursuant to a Rule 497(c) filing by the Registrant, are incorporated by reference into this Post-Effective Amendment No. 3.

Part C

Other Information

Item 15.	Indemnification

Reference is hereby made to Section 4.01 of Registrant’s First Amended and Restated Bylaws, included as an exhibit to this Registration Statement, and incorporated by reference herein, which mandates indemnification by Registrant of its directors, officers and certain others under certain conditions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Registrant and its officers, employees, and agents are insured under the fidelity bond required by Rule 17g-1 of the Investment Company Act of 1940.

Item 16.	Exhibits

1.1	Articles of Incorporation of the Registrant (2)

1.2	Amendment to Articles of Incorporation increasing authorized shares (5)

2.	Restated Bylaws of the Registrant (15)

3.	Not applicable

4.1	Agreement and Plan of Reorganization for Thrivent Partner Utilities Portfolio (*)

4.2	Agreement and Plan of Reorganization for Thrivent Partner Socially Responsible Bond Portfolio (*)

4.3	Agreement and Plan of Reorganization for Thrivent Partner International Stock Portfolio (*)

4.4	Agreement and Plan of Reorganization for Thrivent Large Cap Growth Portfolio II (*)

4.5	Agreement and Plan of Reorganization for Thrivent Mid Cap Growth Portfolio II (*)

5.	Not applicable

6.1	Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (4)

6.2	Amendment No. 4 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (9)

6.3	Amendment No. 5 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (11)

6.4	Amendment No. 6 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (11)

6.5	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Pyramis Global Advisors, LLC (9)

6.6	Form of Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Goldman Sachs Asset Management, L.P. with respect to the Thrivent Partner Mid Cap Value Portfolio (10)

6.7	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Goldman Sachs Asset Management, L.P. with respect to the Thrivent Partner Mid Cap Value Portfolio and the Thrivent Partner Technology Portfolio (11)

6.8	Form of Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Mercator Asset Management LP (8)

6.9	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Mercator Asset Management LP (11)

6.10	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and T. Rowe Price Associates, Inc. (4)

6.11	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and T. Rowe Price Associates, Inc. (10)

6.12	Form of Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Principal Global Investors, LLC (8)

6.13	Amendment No. 1 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Principal Global Investors, LLC (11)

6.14	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Aberdeen Asset Management Investment Services Limited (11)

6.15	Amendment No. 1 to the Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Aberdeen Asset Managers Limited (14)

6.16	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Victory Capital Management Inc. (9)

6.17	Amendment No. 1 to the Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Victory Capital Management Inc. (13)

6.18	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Calamos Advisors LLC (9)

6.19	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Calvert Asset Management Company, Inc. (9)

6.20	Form of Investment Advisory Agreement between Calvert Asset Management Company, Inc. and Atlanta Capital Management Company, LLC (9)

6.21	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and OppenheimerFunds, Inc. (9)

6.22	Form of Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Sectoral Asset Management Inc. (9)

6.23	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Turner Investment Partners Inc. (9)

6.24	Amendment No. 1 to the Investment Subadvisory Agreement, effective May 1, 2008, among Thrivent Financial for Lutherans, Registrant and Turner Investment Partners Inc. (10)

6.25	Amendment No. 2 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Turner Investment Partners Inc. (11)

6.26	Amendment No. 3 to Investment Subadvisory Agreement among Thrivent Financial for Lutherans, the Registrant and Turner Investment Partners Inc. (14)

6.27	Investment Subadvisory Agreement among Thrivent Financial for Lutherans, Registrant and Goldman Sachs Asset Management, L.P. with respect to the Thrivent Partner Worldwide Allocation Portfolio (9)

6.28	Amendment No. 7 to Investment Advisory Agreement between the Registrant and Thrivent Financial for Lutherans (15)

7.	Not applicable

8.	Not applicable

9.	Custodian Contract between the Registrant and State Street Bank and Trust Company (2)

9.1	Amendment to Custodian Contract, dated February 1, 1989 (1)

9.2	Amendment to Custodian Contract, dated January 11, 1990 (1)

9.3	Restated Amendment to Custodian Contract, dated October 6, 2000 (3)

10.	Not applicable

11.	Opinion and Consent of Counsel (14)

12.	Opinion of Counsel as to tax matters and consequences to shareholders (*)

13.1	Expense Reimbursement Letter Agreement (14)

13.2	Participation Agreement among Registrant, Thrivent Financial for Lutherans, and the Thrivent Retirement Plans (7)

13.3	Participation Agreement among Registrant, Thrivent Financial for Lutherans and the separate accounts (6)

13.4	Participation Agreement among Registrant, Thrivent Life Insurance Company and the separate accounts (6)

13.5	Administrative Services Agreement, effective January 1, 2009, between Registrant and Thrivent Financial for Lutherans (10)

14.	Consent of Independent Registered Public Accounting Firm (14)

15.	Not applicable

16.	Powers of Attorney (14)

17.	Form of Proxy Card (14)

Filed as part of the Registration Statement as noted below and incorporated herein by reference:

*	Filed herewith

(1)	Incorporated by reference from Post-Effective Amendment No. 14 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed November 1, 1995.
(2)	Incorporated by reference from Post-Effective Amendment No. 22 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 27, 1998.
(3)	Incorporated by reference from Post-Effective Amendment No. 25 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 20, 2001.
(4)	Incorporated by reference from Post-Effective Amendment No. 27 to the registration statement of LB Series Fund, Inc., file no. 33-3677, filed April 30, 2002.
(5)	Incorporated by reference from initial Form N-14 registration statement of LB Series Fund, Inc., file no. 333-111964, filed January 16, 2004.
(6)	Incorporated by reference from Pre-Effective Amendment No. 1 to the registration statement on Form N-14 of LB Series Fund, Inc., file no. 333-111964, filed February 26, 2004.

(7)	Incorporated by reference from Post-Effective Amendment No. 33 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 22, 2005.
(8)	Incorporated by reference from Post-Effective Amendment No. 37 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 17, 2007.
(9)	Incorporated by reference from Post-Effective Amendment No. 39 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 25, 2008.
(10)	Incorporated by reference from Post-Effective Amendment No. 40 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 27, 2009.
(11)	Incorporated by reference from Post-Effective Amendment No. 41 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on February 16, 2010.
(12)	Incorporated by reference from Post-Effective Amendment No. 42 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 29, 2010.
(13)	Incorporated by reference from Post-Effective Amendment No. 43 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 27, 2011.
(14)	Incorporated by reference from Form N-14 registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 4, 2012.
(15)	Incorporated by reference from Post-Effective Amendment No. 45 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on April 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 14th day of August, 2012.

THRIVENT SERIES FUND, INC.

/s/ Rebecca A. Paulzine
Rebecca A. Paulzine
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on this 14th day of August, 2012.

Signature	Title

/s/ Russell W. Swansen Russell W. Swansen	President (Principal Executive Officer)

/s/ Gerard V. Vaillancourt Gerard V. Vaillancourt	Treasurer (Principal Financial and Accounting Officer)

* Janice B. Case	Director

* Richard L. Gady	Director

* Richard A. Hauser	Director

* Marc S. Joseph	Director

* James A. Nussle	Director

* Douglas D. Sims	Director

* Constance L. Souders	Director

*	Rebecca A. Paulzine, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of Thrivent Series Fund, Inc. pursuant to the powers of attorney duly executed by such persons and filed herewith.

Dated: August 14, 2012	/s/ Rebecca A. Paulzine
Rebecca A. Paulzine

Index to Exhibits

Exhibit 4.1	Agreement and Plan of Reorganization of Thrivent Partner Utilities Portfolio

Exhibit 4.2	Agreement and Plan of Reorganization of Thrivent Partner Socially Responsible Bond Portfolio

Exhibit 4.3	Agreement and Plan of Reorganization of Thrivent Partner International Stock Portfolio

Exhibit 4.4	Agreement and Plan of Reorganization of Thrivent Large Cap Growth Portfolio II

Exhibit 4.5	Agreement and Plan of Reorganization of Thrivent Mid Cap Growth Portfolio II

Exhibit 12	Opinion of Counsel as to tax matters and consequences to shareholders